Mail Stop 4561

September 6, 2007

Mr. Joseph J. Bouffard
President and Chief Executive Officer
BCSB Bankcorp, Inc.
4111 E. Joppa Road, Suite 300
Baltimore, MD 21236

      Re: **BCSB Bankcorp, Inc.**
           Form 10-K for the Fiscal Year Ended September 30, 2006
           Filed December 22, 2006
           File No. 0-24589

Dear Mr. Bouffard:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

           Sincerely,

           Donald Walker
           Senior Assistant Chief Accountant